GlobalFoundries Reports Second Quarter 2023 Financial Results

Malta, New York, August 8, 2023 - GlobalFoundries Inc. (GF) (Nasdaq: GFS) today announced preliminary financial results for the second quarter ended June 30, 2023.
Key Second Quarter Financial Highlights
•Revenue of $1,845 million.
•Gross margin of 28.8% and adjusted gross margin(1) of 29.6%.
•Operating margin of 14.9% and adjusted operating margin(1) of 18.3%.
•Net income of $237 million and adjusted net income(1) of $297 million.
•Adjusted EBITDA(1) of $668 million.
•Cash, cash equivalents and marketable securities of $3.3 billion.

"In the second quarter, GF delivered financial results at the upper end of the guidance ranges we provided in our May earnings release" said Dr. Thomas Caulfield, president and CEO of GF. "Despite the cyclical headwinds impacting our industry and continued macroeconomic uncertainty, we delivered consistent financial performance and generated $146 million of free cash flow in the quarter, as GF’s global teams diligently managed costs, while driving differentiated solutions to meet our customers' needs, across several critical growth markets."

Recent Business Highlights

•GF and Lockheed Martin announced a strategic collaboration to advance U.S. semiconductor manufacturing and innovation and to increase the security, reliability and resilience of domestic supply chains for national security systems.

•The U.S. Department of Defense accredited GF's advanced manufacturing facility in Malta, New York, as a Category 1A Trusted Supplier with the ability to manufacture secure semiconductors for a range of critical aerospace and defense applications.

(1)Adjusted gross profit, adjusted operating profit, adjusted net income, adjusted EBITDA and related margins are Non-IFRS measures. See “Unaudited Reconciliation of IFRS to Non-IFRS" for a detailed reconciliation of Non-IFRS measures to the most directly comparable IFRS measure. See "Financial Measures (Non-IFRS)" for a discussion of why we believe these Non-IFRS measures are useful.

Unaudited Summary Quarterly Results (in millions USD, except per share amounts and wafer shipments)

				Year-over-year		Sequential
	Q2'23	Q1'23	Q2'22	Q2'23 vs Q2'22		Q2'23 vs Q1'23

Net revenue	$1,845	$1,841	$1,993	$(148)	(7)%	$4	—%

Gross profit	532	515	538	$(6)	(1)%	$17	3%
Gross margin	28.8%	28.0%	27.0%		+180bps		+80bps

Adjusted gross profit(1)	$546	$525	$559	$(13)	(2)%	$21	4%
Adjusted gross margin (1)	29.6%	28.5%	28.0%		+160bps		+110bps

Operating profit	$275	$290	$297	$(22)	(7)%	$(15)	(5)%
Operating margin	14.9%	15.8%	14.9%		0bps		(90)bps

Adjusted operating profit(1)	$338	$326	$350	$(12)	(3)%	$12	4%
Adjusted operating margin (1)	18.3%	17.7%	17.6%		+70bps		+60bps

Net income	$237	$254	$264	$(27)	(10)%	$(17)	(7)%
Net income margin	12.8%	13.8%	13.2%		(40)bps		(100)bps

Adjusted net income(1)(2)	$297	$290	$317	$(20)	(6)%	$7	2%
Adjusted net income margin (1)	16.1%	15.8%	15.9%		+20bps		+30bps

Diluted earnings per share ("EPS")	$0.43	$0.46	$0.48	$(0.05)	(10)%	$(0.03)	(7)%

Adjusted diluted earnings per share(1)	$0.53	$0.52	$0.58	$(0.05)	(9)%	$0.01	2%

Adjusted EBITDA(1)(3)	$668	$655	$784	$(116)	(15)%	$13	2%
Adjusted EBITDA margin (1)	36.2%	35.6%	39.3%		(310)bps		+60bps

Cash from operations	$546	$479	$609	$(63)	(10)%	$67	14%

Wafer shipments (300mm equivalent) (in thousands)	573	511	630	(57)	(9)%	62	12%

(1) Adjusted gross profit, adjusted operating profit, adjusted net income, adjusted diluted earnings per share, adjusted EBITDA, and related margins are all Non-IFRS measures. See "Unaudited Reconciliation of IFRS to Non-IFRS" section for a detailed reconciliation of Non-IFRS measures to the most directly comparable IFRS measure. See "Financial Measures (Non-IFRS)" for a discussion of why we believe these Non-IFRS metrics are useful.
(2) Beginning in Q4 2022, the Company revised its definition of adjusted net income to include an adjustment for restructuring charges and the associated tax impact. The change was made due to a restructuring undertaken in Q4 2022. The Company believes the revised definition provides management and investors with more useful information to evaluate the operations of our business. Adjusted net income is now defined as net income adjusted for share-based compensation expense, restructuring charges and the associated tax impact.
(3) Beginning in Q3 2022, the Company revised its definition of adjusted EBITDA to include an adjustment for finance income. The change was made due to the Company making an investment during Q2 2022 of approximately $1.0 billion in marketable securities. The Company believes the revised definition provides management and investors more useful information to evaluate the operations of our business. Adjusted EBITDA is now defined as net income, adjusted for the impact of finance expense, finance income, income tax expense, depreciation, amortization, share-based compensation expense, divestiture gains and associated expenses, restructuring charges, labor optimization initiatives and litigation settlement.

Summary of Third Quarter 2023 Outlook (unaudited in millions USD, except per share amounts)(1)

	IFRS	Share-based compensation	Non-IFRS Adjusted(2)
Net revenue	$1,825 - $1,870	—	—
Gross Profit	$485 - $527	$15- $17	$502 - $542
Gross Margin(3) (mid-point)	27.4%		28.3%
Operating Profit	$227 - $287	$40 - $50	$277 - $327
Operating Margin(3) (mid-point)	13.9%		16.3%
Net Income	$204 - $262	$40 - $50	$254 - $302
Net Income Margin(3) (mid-point)	12.6%		15.0%
Diluted EPS	$0.37 - $0.47		$0.46 - $0.54
(1)The guidance provided above contains forward-looking statements as defined in the U.S. Private Securities Litigation Act of 1995, and is subject to the safe harbors created therein. The guidance includes management’s beliefs and assumptions and is based on information currently available. GF has not provided a reconciliation of its Second Fiscal Quarter outlook for adjusted Non-IFRS EBITDA and related margin because estimates of all of the reconciling items cannot be provided without unreasonable efforts. Certain factors that are materially significant to GF's ability to estimate these items are out of its control and/or cannot be reasonably predicted.
(2)Adjusted gross profit, adjusted operating profit, adjusted net income, and adjusted diluted EPS are non-IFRS metrics and, for purposes of the Outlook only, are defined as gross profit, operating profit, net income, and EPS before share-based compensation expense, respectively.
(3)Adjusted margins are non-IFRS metrics and for purposes of the Outlook only, are defined as adjusted gross profit, adjusted operating profit and adjusted net income, each divided by net revenue (using the definitions of adjusted gross profit, adjusted operating profit, and adjusted net income, in footnote (2) above, as appropriate).

Unaudited Consolidated Statements of Operations

	Three Months Ended
(in millions USD except for per share amounts)	June 30, 2023	June 30, 2022

Net revenue	$1,845	$1,993
Cost of revenue	1,313	1,455
Gross profit	$532	$538
Operating expenses:
Research and development	106	120
Sales, marketing, general and administrative	132	121
Restructuring charges	19	—
Total operating expenses	$257	$241
Operating profit	$275	$297
Finance income (expense), net	—	(19)
Other income (expense)	(10)	16
Income tax expense	(28)	(30)
Net income	$237	$264
Attributable to:
Shareholders of GlobalFoundries	240	264
Non-controlling interest	(3)	—
Earnings per share :
Basic	$0.43	$0.49
Diluted	$0.43	$0.48
Shares used in earnings per share calculation:
Basic	552	535
Diluted	556	550

Unaudited Consolidated Statements of Financial Position

(in millions USD)	June 30, 2023	December 31, 2022

Assets:
Cash and cash equivalents	$1,832	$2,352
Receivables, prepayments and other	1,232	1,487
Marketable securities	955	622
Inventories	1,504	1,339
Current assets	$5,523	$5,800
Deferred tax assets	$245	$292
Property, plant, and equipment, net	10,789	10,596
Marketable securities	516	372
Other assets	742	781
Non-current assets	$12,292	$12,041
Total assets	$17,815	$17,841
Liabilities and equity:
Current portion of long-term debt	$221	$223
Other current liabilities	2,569	3,136
Current liabilities	$2,790	$3,359
Non-current portion of long-term debt	$2,208	$2,288
Other liabilities	2,243	2,234
Non-current liabilities	$4,451	$4,522
Shareholders' equity:
Common stock/additional paid-in capital	$23,979	$23,842
Accumulated deficit	(13,527)	(14,021)
Accumulated other comprehensive income	77	92
Non-controlling interest	45	47
Total liabilities and equity	$17,815	$17,841

Unaudited Consolidated Statements of Cash Flows

	Three Months Ended
(in millions USD)	June 30, 2023	June 30, 2022

Cash flows from operating activities:
Net income	$237	$264
Depreciation and amortization	340	411
Finance expense, net and other(1)	(14)	(10)
Deferred income taxes	24	22
Other non-cash operating activities	50	23
Net change in working capital	(91)	(101)
Net cash provided by operating activities	$546	$609

Cash flows from investing activities:
Purchases of property, plant, equipment, and intangible assets	$(400)	$(812)
Other investing activities	(488)	(792)
Net cash used in investing activities	$(888)	$(1,604)

Cash flows from financing activities:
Proceeds from issuance of equity instruments and other	$9	$—
Proceeds (repayment) of debt, net	(87)	124
Other financing activities	(4)	83
Net cash (used in) provided by financing activities	$(82)	$207
Effect of exchange rate changes	—	(2)
Net change in cash and cash equivalents	$(424)	$(790)
Cash and cash equivalents at the beginning of the period	2,256	3,264
Cash and cash equivalents at the end of the period	$1,832	$2,474

(1) Finance expense, net and other has been adjusted to include interest and taxes paid that were previously included in "Other non-cash operating activities." Prior period amounts have been adjusted accordingly.

Unaudited Reconciliation of IFRS to Non-IFRS

	Three Months Ended
(in millions USD)	June 30, 2023	March 31, 2023	June 30, 2022

Gross profit	$532	$515	$538
Gross profit margin	28.8%	28.0%	27.0%
Share-based compensation	$14	$10	$21
Adjusted gross profit (1)	$546	$525	$559
Adjusted gross margin(1)	29.6%	28.5%	28.0%

Selling, general and administrative expense	$132	$111	$121
Share-based compensation	$24	$17	$24
Adjusted selling, general and administrative expense(1)	$108	$94	$97

Research and development expense	$106	$109	$120
Share-based compensation	$6	$4	$8
Adjusted research and development expense(1)	$100	$105	$112

Operating profit	$275	$290	$297
Operating profit margin	14.9%	15.8%	14.9%
Share-based compensation	$44	$31	$53
Restructuring charges	$19	$5	—
Adjusted operating profit(1)	$338	$326	$350
Adjusted operating profit margin(1)	18.3%	17.7%	17.6%

Net income	$237	$254	$264
Net income margin	12.8%	13.8%	13.2%
Share-based compensation	$44	$31	$53
Restructuring charges	$19	$5	—
Income tax effect(2)	$(3)	$—	$—
Adjusted net income(1) (3)	$297	$290	$317
Adjusted net income margin(1)	16.1%	15.8%	15.9%

Diluted earnings per share	$0.43	$0.46	$0.48
Share-based compensation	$0.08	$0.05	$0.10
Restructuring charges	$0.03	$0.01	—
Income tax effect	$(0.01)	$—	—
Adjusted diluted earnings per share(1)	$0.53	$0.52	$0.58

Net cash provided by (used in) operating activities	$546
Less: Purchase of property, plant and equipment and intangible assets	$400
Free cash flow(1)	$146

(1)Adjusted gross profit, adjusted selling, general and administrative expense, adjusted research and development expense, adjusted operating profit, adjusted net income, adjusted diluted earnings per share, free cash flow and any related margins are all Non-IFRS measures. See “Financial Measures (Non-IFRS)” for a discussion of why we believe these Non-IFRS measures are useful.
(2) Relates to restructuring charges.
(3) Reflects change to adjusted net income definition discussed in more detail elsewhere in this release.

Unaudited Reconciliation of Net Income to Adjusted EBITDA

	Three Months Ended
(in millions USD)	June 30, 2023	March 31, 2023	June 30, 2022

Net income for the period	$237	$254	$264
Depreciation and amortization	340	343	411
Finance expense	34	31	26
Finance income	(34)	(32)	NA
Income tax expense	28	23	30
Share-based compensation	44	31	53
Restructuring charges	19	5	—
Adjusted EBITDA(1)(2)	$668	$655	$784
Adjusted EBITDA margin(2)	36.2%	35.6%	39.3%

(1)Reflects change to adjusted EBITDA definition discussed in more detail elsewhere in this release.
(2)Adjusted EBITDA and related margin are Non-IFRS measures. See “Unaudited Reconciliation of IFRS to Non-IFRS" for a detailed reconciliation of Non-IFRS measures to the most directly comparable IFRS measure. See "Financial Measures (Non-IFRS)" for a discussion of why we believe these Non-IFRS measures are useful.

Financial Measures (Non-IFRS)

In addition to the financial information presented in accordance with IFRS, this press release includes the following Non-IFRS metrics: adjusted gross profit, adjusted selling, general and administrative expense, adjusted research and development expense, adjusted operating profit, adjusted net income, adjusted diluted earnings per share, adjusted EBITDA, free cash flow and any related margins. We define adjusted gross profit as gross profit adjusted for share-based compensation expense. We define adjusted selling, general and administrative expense as selling, general and administrative expense adjusted for share-based compensation expense. We define adjusted research and development expense as research and development expense adjusted for share-based compensation expense. We define adjusted operating profit as profit from operations adjusted for share-based compensation expense and restructuring charges. We define adjusted net income as net income adjusted for share-based compensation expense, restructuring charges and the associated tax impact. We define adjusted diluted EPS as adjusted net income divided by the dilutive shares. We define free cash flow as cash flow provided by (used in) operating activities less purchases of property, plant and equipment and intangible assets. We define adjusted EBITDA as net income, adjusted for the impact of finance expense, finance income, income tax expense, depreciation, amortization, share-based compensation expense, divestiture gains and associated expenses, restructuring charges, labor optimization initiatives and litigation settlements.

We believe that in addition to our results determined in accordance with IFRS, these Non-IFRS measures provide useful information to both management and investors in measuring our financial performance and highlight trends in our business that may not otherwise be apparent when relying solely on IFRS measures. These Non-IFRS financial measures provide supplemental information regarding our operating performance that excludes certain gains, losses and non-cash charges that occur relatively infrequently and/or that we consider to be unrelated to our core operations. Management believes that free cash flow as a Non-IFRS measure is helpful to investors as it provides insights into the nature and amount of cash the Company generates in the period. For further information regarding these Non-IFRS measures, please refer to "Unaudited Reconciliation of IFRS to Non-IFRS" table above.

Non-IFRS financial information is presented for supplemental informational purposes only and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Our presentation of Non-IFRS measures should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items. Other companies in our industry may calculate these measures differently, which may limit their usefulness as a comparative measure.

Conference Call and Webcast Information

GF will host a conference call with the financial community on Tuesday, August 8, 2023 at 8:30 a.m. U.S. Eastern Time (ET) to review the Second Quarter 2023 results in detail. Interested parties may join the scheduled conference call by registering at https://register.vevent.com/register/BI977824f4c1e540208394c14fc51ef4e0.
The call will be webcast and can be accessed from the GF Investor Relations website https://investors.gf.com. A replay of the call will be available on the GF Investor Relations website within 24 hours of the actual call.

About GlobalFoundries

GlobalFoundries® (GF®) is one of the world’s leading semiconductor manufacturers. GF is redefining innovation and semiconductor manufacturing by developing and delivering feature-rich process technology solutions that provide leadership performance in pervasive high growth markets. GF offers a unique mix of design, development and fabrication services. With a talented and diverse workforce and an at-scale manufacturing footprint spanning the U.S., Europe and Asia, GF is a trusted technology source to its worldwide customers. For more information, visit www.gf.com.

Forward-looking Statements

This press release includes “forward-looking statements” that reflect our current expectations and views of future events. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and include but are not limited to, statements regarding our financial outlook, future guidance, product development, business strategy and plans, and market trends, opportunities and positioning. These statements are based on current expectations, assumptions, estimates, forecasts, projections and limited information available at the time they are made. Words such as “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “project,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” “shall,” "outlook," "on track," and variations of these terms or the negative of these terms and similar expressions are intended to identify these forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are subject to a broad variety of risks and uncertainties, both known and unknown. Any inaccuracy in our assumptions and estimates could affect the realization of the expectations or forecasts in these forward-looking statements. For example, our business could be impacted by geopolitical conditions such as the ongoing political and trade tensions with China and the Russia/Ukraine conflict; the market for our products may develop or recover more slowly than expected or than it has in the past; we may fail to achieve the full benefits of our current restructuring plan; our operating results may fluctuate more than expected; there may be significant fluctuations in our results of operations and cash flows related to our revenue recognition or otherwise; a network or data security incident that allows unauthorized access to our network or data or our customers’ data could damage our reputation; we could experience interruptions or performance problems associated with our technology, including a service outage; and global economic conditions could deteriorate, including due to increasing interest rates, rising inflation and any potential recession. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results or outcomes to differ materially from those contained in any forward-looking statements we may make. Moreover, we operate in a competitive and rapidly changing market, and new risks may emerge from time to time. You should not rely upon forward-looking statements as predictions of future events. These statements are based on our historical performance and on our current plans, estimates and projections in light of information currently available to us, and therefore you should not place undue reliance on them.

Although we believe that the expectations reflected in our statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances described in the forward-looking statements will be achieved or occur. Moreover, neither we, nor any other person, assumes responsibility for the accuracy and completeness of these statements. Recipients are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date such statements are made and should not be construed as statements of fact. Except to the extent required by federal securities laws, we undertake no obligation to update any information or any forward-looking statements as a result of new information, subsequent events, or any other circumstances after the date hereof, or to reflect the occurrence of unanticipated events. For a discussion of potential risks and uncertainties, please refer to the risk factors and cautionary statements in our 2022 Annual Report on Form 20-F, current reports on Form 6-K and other reports filed with the Securities and Exchange Commission. Copies of our SEC filings are available on our Investor Relations website, investors.gf.com, or from the SEC website, www.sec.gov.

For further information, please contact:

Investor Relations
ir@gf.com